Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09045297

21 January 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Zeus -1: 21st January 2009

MEO Australia Limited, the operator for WA-361-P, has advised that as at 0600 on 21 January, 2009 the Zeus -1 well was at a depth of 1480m and drilling ahead. The forward plan is to drill to 1885m and set 13 3/8" casing.

The participants in WA-361-P are:

North West Shelf Exploration Pty Ltd (*Wholly owned subsidiary of MEO Australia Limited*)	35%
Resource Development International Limited	35%
Cue Exploration Pty Ltd	15%
Gascorp Australia Pty Ltd	15%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

21st January 2009

END